EIGER ANNOUNCES CLOSE OF PRIVATE PLACEMENT

Toronto, March 27th, 2003 /CNW/-- Eiger Technology (TSE: AXA, OTCBB: ETIFF) ("Eiger") is pleased to announce that it has closed the Private Placement of units at $0.45 with a 1 year warrant to purchase a additional share for $0.55 as announced in the press release dated March 5, 2003 for total proceeds of $450,000. The shares and warrants comprising the private placement carry a hold period of four months commencing from the date of their issuance, being July 26, 2003. Insiders of the company purchased a total of 310,598 units at $0.46 per unit. The higher price to insiders resulted in the issuance of 993,098 units for a total proceeds of $450,000.


Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please call
(416)216-8659.


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The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.